DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Act	Securities Exchange Act of 1934
Section	15
Rule	15c3-3
Public Availability	Nov. 20, 2003

November 13, 2003

Mr. David Kelly
Executive Director
UBS Securities LLC
677 Washington Bouleva
Stamford, CT 06901

03038403

PROCESSED
JAN 09 2004
THOMSON FINANCIAL

Re: Application to Establish an Omnibus Account

Dear Mr. Kelly:

We have received your letter dated November 5, 2003, in which you request on behalf of UBS Securities LLC ("Applicant"), that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about December 5, 2003, the Applicant will begin clearing the customer accounts of ABN AMRO Incorporated ("Delivering Firm"), which currently self-clears its customer accounts. Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

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(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Susan DeMando, NASD

TKM/rg

UBS Investment Bank

UBS Securities LLC
677 Washington Boulevard
Stamford, CT 06901
Tel. USA 203-719-3000

David Kelly
Executive Director - Managing Attorney
Regions Americas Legal
Tel. USA 203-719-5427
Fax USA 203-719-0680
David.kelly@ubsw.com

www.ubswarburg.com

November 5, 2003

Mr. Thomas K. McGowan
Division of Market Regulations
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: UBS Securities LLC – Application for
Control Location for Omnibus Account

Dear Mr. McGowan:

UBS Securities LLC ("UBS Securities") has agreed to acquire certain prime brokerage accounts of ABN AMRO Incorporated ("AAI").

On and after the closing date of the acquisition transaction, which we expect will be on December 5, 2003, the transferred customer accounts will be carried temporarily on the books and records of AAI under an arrangement whereby AAI will serve as clearing broker and UBS Securities as introducing broker until such time as the conversion of the transferred accounts from AAI to UBS Securities is complete. On the conversion date, we anticipate converting the assets and positions associated with the transferred accounts from AAI to UBS Securities. At that time, UBS Securities will become the custodian of the transferred accounts.

In connection with the conversion, AAI will establish an omnibus account to facilitate the prompt and orderly transfer of customer accounts in bulk from AAI to UBS Securities. Each transferred account will become established on UBS Securities' books and records with corresponding securities positions recorded as "short" in an omnibus account at AAI. The positions will be transferred from AAI to UBS Securities and the omnibus account gradually will be reduced and eliminated.

In connection with this transaction, we request authorization from the Commission pursuant to Rule 15c3-3(c)(7) of the Securities Exchange Act of 1934, as amended, to recognize the omnibus account as a good control location under Rule 15c3-3.

In making this application, we hereby make the following representations in regard to the transferred accounts:

After the conversion, the books and records of UBS Securities will reflect the customer securities positions and money balances previously held by AAI in the transferred accounts.

The books and records of UBS Securities will reflect that the customer positions not yet transferred to it are "located" in the omnibus account at AAI.

UBS Securities will assume the responsibility to clear all transactions in the transferred accounts.

AAI has provided UBS Securities with written assurances that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver any securities in the omnibus account to UBS Securities.

Please call me at (203) 719-5427 if you have any questions about this application.

Very truly yours,

David Kelly
Executive Director
UBS SECURITIES LLC

cc: Alexandra Korry
David Shontz

UBS Investment Bank

UBS Securities LLC
677 Washington Boulevard
Stamford, CT 06901
Tel. USA 203-719-3000

David Kelly
Executive Director
Legal and External Affairs
Tel. USA 203-719-5427
Fax USA 203-719-0680

david.kelly@ubsw.com

www.ubswarburg.com

Fax

05 November 2003

Strictly Private & Confidential

To: Rachel Grad **Fax:** (202) 942-9553

pages 3 (including this page)

re: UBS Securities LLC – Application for Control Location for Omnibus Account

David Kelly
Executive Director

Transmitted electronically, without signature

UBS Investment Bank

UBS Securities LLC
677 Washington Boulevard
Stamford, CT 06901
Tel. USA 203-719-3000

David Kelly
Executive Director • Managing Attorney
Regions Americas Legal
Tel. USA 203-719-5427
Fax USA 203-719-0680
David.kelly@ubsw.com

www.ubswarburg.com

November 5, 2003

Mr. Thomas K. McGowan
Division of Market Regulations
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: UBS Securities LLC – Application for
Control Location for Omnibus Account

Dear Mr. McGowan:

UBS Securities LLC ("UBS Securities") has agreed to acquire certain prime brokerage accounts of ABN AMRO Incorporated ("AAI").

On and after the closing date of the acquisition transaction, which we expect will be on December 5, 2003, the transferred customer accounts will be carried temporarily on the books and records of AAI under an arrangement whereby AAI will serve as clearing broker and UBS Securities as introducing broker until such time as the conversion of the transferred accounts from AAI to UBS Securities is complete. On the conversion date, we anticipate converting the assets and positions associated with the transferred accounts from AAI to UBS Securities. At that time, UBS Securities will become the custodian of the transferred accounts.

In connection with the conversion, AAI will establish an omnibus account to facilitate the prompt and orderly transfer of customer accounts in bulk from AAI to UBS Securities. Each transferred account will become established on UBS Securities' books and records with corresponding securities positions recorded as "short" in an omnibus account at AAI. The positions will be transferred from AAI to UBS Securities and the omnibus account gradually will be reduced and eliminated.

UBS Investment Bank

In connection with this transaction, we request authorization from the Commission pursuant to Rule 15c3-3(c)(7) of the Securities Exchange Act of 1934, as amended, to recognize the omnibus account as a good control location under Rule 15c3-3.

In making this application, we hereby make the following representations in regard to the transferred accounts:

After the conversion, the books and records of UBS Securities will reflect the customer securities positions and money balances previously held by AAI in the transferred accounts.

The books and records of UBS Securities will reflect that the customer positions not yet transferred to it are "located" in the omnibus account at AAI.

UBS Securities will assume the responsibility to clear all transactions in the transferred accounts.

AAI has provided UBS Securities with written assurances that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver any securities in the omnibus account to UBS Securities.

Please call me at (203) 719-5427 if you have any questions about this application.

Very truly yours,

David Kelly
Executive Director
UBS SECURITIES LLC

cc: Alexandra Korry
David Shontz